Information Regarding Credit Analysts and Credit Analyst Supervisors

MIS has several levels of credit analyst and the typical qualifications, including education and work experience, which MIS requires when hiring credit analysts are described below. For this Exhibit, we have combined credit analyst roles into three groups: junior level credit analysts, senior level credit analysts, and credit analyst supervisors. While the qualifications shown below represent MIS's typical requirements when hiring for each of these analytical levels, they do not represent minimum requirements and MIS may hire or promote credit analysts based on other qualifications that MIS deems appropriate for the role. In addition, in some areas of MIS, analysts with similar experience may assume differing levels of responsibilities than analysts in other areas based on requirements for the role.

Junior Level Credit Analysts

Junior level analysts typically provide analytical support and research assistance to more senior analysts. This may include working on analytical and statistical projects, assisting in writing various reports, sourcing and analyzing information and assisting in the development of rating recommendations and monitoring of ratings.

A bachelor's degree typically is required, preferably in Finance, Economics, Accounting, or Computer Science. In addition, a master's or other advanced degree in Finance, Economics or a related field, or a professional qualification such as Chartered Financial Analyst or Certified Public Accountant, is preferred. At least two years of prior work experience in areas such as financial or investment analysis also is typically required along with exposure to areas such as research, economics, statistics and quantitative modeling.

Senior Level Credit Analysts

Senior level analysts typically function as lead analysts for portfolios of credits with responsibility for rating and monitoring credits; managing relationships with investors, intermediaries, underwriters, issuers and media; writing research reports; and presenting at conferences.

A master's or other advanced degree in Finance, Economics or a related field typically is required, and a professional qualification such as Chartered Financial Analyst or Certified Public Accountant is preferred. At least four years of prior work experience in financial or investment analysis including credit analysis and familiarity with the relevant business sector is typically required.

Credit Analyst Supervisors

Supervisory analysts manage teams of senior and junior analysts and administrative staff.   They are responsible for ensuring the quality, transparency and timeliness of ratings and research. They represent Moody's at senior levels with issuers, investors, intermediaries and other market participants.

A master's or other advanced degree in Finance, Economics or a related field typically is required, and a professional qualification such as Chartered Financial Analyst or Certified Public Accountant is preferred. At least 15 years of prior work experience in credit analysis or portfolio management typically are required including demonstrated ability to lead senior credit analysts.

The total number of credit analysts (including credit analyst supervisors) and credit analyst supervisors as of December 31, 2015 and still employed on February 3, 2016 is as follows:[1]

Total number of credit analysts (including credit analyst supervisors): 1,601[2]
Total number of credit analyst supervisors: 197

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[1]   MIS determined credit analysts ("Analysts") to be those individuals who participated in the credit rating process but who were not supervisors.   Credit analyst supervisors ("Supervisors") were those Analysts who participated in the credit rating process, were the most junior level MD's (aka Managing Directors) or with titles below who had at least one Analyst reporting to him or her.   Within MIS, the hierarchy of relevant titles for supervisors (in order of increasing seniority) is: Vice President – Senior Analyst ("VP-SA"); Vice-President – Senior Analyst / Manager; Vice President – Senior Credit Officer ("VP-SCO"); Vice-President – Senior Credit Officer / Manager; Senior Vice President ("SVP"); Senior Vice-President / Manager; AMD ("Associate Managing Director"); and MD ("Managing Director").   A MD's role is primarily to supervise Analysts. The role of an Associate Analyst, Analyst, Assistant Vice President / Analyst, VP-SA, VP-SCO or SVP is primarily the production of credit ratings, although they may also be responsible for performance evaluations of, and/or the review of securities trades by, Analysts who report to them.

[2]   Per current Form NRSRO Instructions, the total number of credit analysts reported includes credit analyst supervisors.